March 23, 2026

Raphael Duvivier
Chief Financial Officer
Krispy Kreme, Inc.
2116 Hawkins Street, Suite 101
Charlotte, North Carolina 28203

       Re: Krispy Kreme, Inc.
           Form 10-K for Fiscal Year Ended December 29, 2024
           Form 10-K for Fiscal Year Ended December 28, 2025
           File No. 001-40573
Dear Raphael Duvivier:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services